Exhibit 99.1

Exceed Company Ltd. Enters Into A Merger Agreement

For A “Going Private” Transaction

BEIJING, China, December 2, 2013 /PRNewswire/ — Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or the “Company”), one of the leading domestic sportswear brands in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Pan Long Company Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Mr. Shuipan Lin (“Mr. Lin”), the Company’s Chairman and Chief Executive Officer, and Pan Long Investment Holdings Limited (“Merger Sub”), a business company with limited liability incorporated under the laws of the British Virgin Islands (“BVI”) and a wholly owned subsidiary of Parent, pursuant to which Parent will acquire the Company for US$1.78 per ordinary share of the Company (a “Share”). This represents a 19.5% premium over the closing price of US$1.49 on August 16, 2013, the last trading day prior to the Company’s announcement on August 19, 2013 that it had received a “going private” proposal, and a 24.4% premium over the volume-weighted average closing price of the Company’s Shares during the 30 trading days prior to August 16, 2013. The consideration to be paid to holders of Shares implies an equity value for the Company of approximately US$60.1 million, on a fully diluted basis.

Upon consummation of the transactions contemplated under the Merger Agreement, Parent will be beneficially owned by Mr. Lin, (and/or entities affiliated with or related to them) (collectively, the “Buyer Group”), together with seven existing shareholders of the Company (and/or entities affiliated with or related to them) who have elected to transfer, prior to the closing, their Shares to Parent in exchange for newly issued shares of Parent (the “Rollover Shareholders”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). At the Effective Time, each of the Company’s Shares issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$1.78 in cash and without interest, except for the excluded Shares (the “Excluded Shares”), which include: (i) Shares legally owned by Parent; and (ii) dissenting Shares (the “Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their dissenter’s rights pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the “BVI Companies Act”) (the “Dissenting Shareholders”). Each Excluded Share issued and outstanding immediately prior to the Effective Time will be cancelled and will cease to exist, and no consideration will be delivered with respect thereto. Each Dissenting Share will be cancelled at the Effective Time for the right to receive the fair value of such Shares as determined in accordance with the provisions of the BVI Companies Act.

Parent has received from Mr. Lin an equity commitment letter, pursuant to which Mr. Lin has committed to subscribe for ordinary shares in Parent in the amount of $19,545,858 subject to adjustment in certain cases. Mr. Lin has also entered into a limited guarantee in favor of the Company.

The Company’s board of directors, acting upon the unanimous recommendation of the independent committee formed by the board of directors (the “Independent Committee”), approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Independent Committee, which is comprised solely of independent and disinterested directors of the Company who are unaffiliated with any of Parent, Merger Sub, or the Buyer Group, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close in the first quarter of 2014, is subject to customary closing conditions, including the approval by an affirmative vote of shareholders representing more than seventy percent (70%) of the outstanding Shares of the Company as of the record date, present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. As of the date of the Merger Agreement, the Rollover Shareholders have agreed under a voting agreement to vote all in favor of the Merger Agreement and consummation of the transactions contemplated thereby, including the Merger. If completed, the Merger will result in the Company becoming a privately held company and its Shares will no longer be listed on Nasdaq.

Houlihan Lokey (China) Limited is serving as financial advisor to the Independent Committee. K&L Gates LLP is serving as United States legal advisor to the Independent Committee and the Company. Walkers is serving as BVI legal advisor to the Independent Committee. Skadden, Arps, Slate, Meagher & Flom LLP is serving as United States legal advisor to the Buyer Group.

Additional Information about the Transaction:

In connection with the execution of the Merger Agreement, will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed transactions described in this announcement, which will include as an exhibit to such filing the Merger Agreement. Any person desiring details regarding the proposed Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the proposed Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or telephone number:

Exceed Company Ltd.

China Overseas Building

24th Floor, Unit F

Wanchai, Hong Kong

Phone: 852 2153 2771

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s Shares as of December 31, 2012 is also set forth in the Company’s Form 20-F, which was filed with the SEC on March 27, 2013 and amended on September 12, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed Merger proceed.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbol "EDS".

Forward-Looking Statements:

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. These forward-looking statements involve various risks and uncertainties. The forward-looking statements made in this announcement relate only to events, including the Merger Agreement and its related agreements described above or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

For further information, please contact:

Investor Relations

Exceed Company Ltd.

Vivien Tai

+852 2153-2771

ir@xdlong.cn